ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

March 31, 2005 and 2004

<<AMENDED>>

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

AccelRate Power Systems Inc.
Consolidated Balance Sheet
(Unaudited – Prepared by Management)
		March 31, 2005	December 31, 2004
	ASSETS
	Current assets
	Cash and cash equivalents	$ 386,973	$ 478,211
	Sundry receivables	6,997	18,604
	Inventory	16,734	16,734
	Prepaid expenses and deposits	23,695	26,844
	Total current assets	434,399	540,393

	Property and equipment	65,614	67,295

	Intangible assets	924,838	924,838
	TOTAL ASSETS	$ 1,424,851	$ 1,532,526
	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$ 111,081	$ 116,666
	Term debt	218,175	216,236
	Total liabilities	329,256	332,902
	SHAREHOLDERS' EQUITY
	Share capital	8,452,708	8,317,030
	Share subscription	9,800	-
	Contributed surplus	498,132	488,221
	Deficit	(7,865,045)	(6,605,627)
	Total shareholders’ equity	1,095,595	1,199,624
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 1,424,851	$ 1,532,526
Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.
Consolidated Statement of Operations and Deficit Three Months Ended March 2005 and 2004 (Unaudited - See Notice to Reader)

	Three Months Ended March 31 2005	Three Months Ended March 31 2004
Sales revenue	$ -	$ -
Administrative expenses
Accounting and administration fees	7,785	5,490
Advertising and promotions	5,109	9,180
Amortization	5,018	5,250
Automobile and travel	9,175	3,826
Interest Expense	8,339	8,185
Consulting fees	35,088	32,280
Legal	9,179	16,004
Listing and filing fees	6,671	9,522
Office and miscellaneous	10,314	12,870
Rent and utilities	15,276	16,415
Research and development	-	3,751
Salaries and benefits	83,687	46,640
Stock based compensation	60,844	62,333
Telephone	2,934	2,444
Interest and other income (recovery)	(1,225)	(466)
	259,418	233,724
Loss for the period	(259,418)	(549,167)
Deficit, beginning of period	(7,605,627)	(6,300,538)
Cumulative effect of a change in an accounting policy	-	(59,184)
Deficit, end of period	$ (7,865,045)	$ (6,593,446)
Loss per share - basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted

	23,539,043	17,785,733

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc
Consolidated Statement of Cash Flows Three Months Ended March 2005 and 2004
(Unaudited - See Notice to Reader)
	Three Months Ended March 31 2005	Three Months Ended March 31 2004
Cash flows from (used in) operating activities

Loss for the period	$ (259,418)	$ (233,724)
Adjustment for item not involving cash:
- amortization	5,018	5,250
- interest expense on convertible debenture	8,339	1,820
- stock-based compensation	60,844	62,333
	(185,217)	(164,321)
Change in non-cash working capital items:
- sundry receivable	11,607	19,294
- prepaid expenses	3,149	(8,474)
- accounts payable and accrued liabilities	(11,985)	(16,170)
	(182,446)	(169,671)
Cash flows from financing activities
Issuance of shares for cash	94,545	38,700
Proceeds (redemption) from share subscription and issuance	-	(600)
	94,545	38,100
Cash flows used in investing activities
Purchase of equipment	(3,337)	(1,858)
Change in cash and cash equivalents	(91,238)	(133,429)
Cash and cash equivalents (deficiency),
beginning of period	478,211	228,159
Cash and cash equivalents (deficiency),
end of period	$ 386,973	$ 94,730

SEE ACCOMPANYING NOTES

1.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

1.

Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Property and Equipment

	March 31, 2005
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 35,217	$ 22,071	$ 13,146
Computer software	4,170	4,012	158
Leasehold improvements	34,601	25,970	8,631
Office furniture and equipment	40,227	28,364	11,863
Research equipment	63,646	33,716	29,930
Vehicle	3,000	1,114	1,886
Totals	$ 180,861	$ 115,247	$ 65,614

	December 31, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$ 177,524	$ 110,229	$ 67,295

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

3.

Intangible Asset

In fiscal year 2004, the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price was $900,000, paid by the issuance of 3,000,000 common shares of the Company.

Costs capitalized as at December 31, 2004 is as follows:

Purchase price

$900,000

Patent registration costs

    24,838

$924,838

The technology cost will be amortized over its estimated useful life upon commercialization of the product.

4.

Term Debt

In the first quarter of 2004, the Company renewed the loans from an officer and director of the Company with the new repayment term and conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of term debt, the amount is allocated between liability and equity components of the term debt.  The Company applied the residual approach which $219,456 and $36,544 were recorded as the liability and equity component, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to non-convertible debt.  Over the term of the term debt the liability and the interest components are accredited to their face value.

The loans are convertible at the option of the lender into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. As of March 31, 2005, interest of $1,939 was accredited to the term debt and $6,400 was accrued.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

As a result to the above loan, 568,889 common shares of the Company are issuable to the lender upon any conversion of the loan into common shares of the Company.   An additional 568,889 common shares of the Company are also issuable to the lender on the exercise of the warrants on the conversion of the loan.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

5.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2004	23,412,749	$ 8,317,030
Pursuant to exercise of options at $0.25 to $0.42 per share, including $50,933 contributed surplus attributed to stock-based compensation recognized	196,000	135,678
Balance, March 31, 2005	23,608,749	$ 8,452,708

(c)

Share purchase warrants outstanding as at March 31, 2005 are as follows:

Number of Warrants	Exercise Price	Expiry Date

160,000	$1.35	May 15, 2005

(d)

The Company issued 3,000,000 common shares subject to an escrow agreement to an officer of the Company.  The shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at March 31, 2005, 1,500,000 shares have been released from escrow.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

6.

Stock Options

A summary of the status of options granted by the Company is as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,709,803	$ 0.45	1,556,000	$ .25
Exercised	(196,000)	$ 0.43	-	-
Granted	175,000	$ 1.21	225,000	$ .40
Options outstanding as at the end of year	1,688,803	$ 0.53	1,781,000	$ .31
Options exercisable	1,213,763	$ 0.42	1,327,000	$ .26

	March 31, 2005
	Shares	Weighted Average Exercise Price
Options outstanding as at December 31, 2004	1,709,803	$0.45
Granted	175,000	$1.21
Exercised	(196,000)	$0.43
Options outstanding as at March 31, 2005	1,688,803	$0.53
Options exercisable as at March 31, 2005	1,213,763	$0.42

	2005	2004
Weighted average remaining contractual life	1.37 years	2.69 years
Weighted average fair value of options granted	$0.34	$0.15

During the three months ended March 31, 2005, the Company granted 175,000 stock options exercisable at a weighted average exercise price of $1.21 for a period of two years to an officer and consultants of the Company.

For disclosure purposes, the fair value of each option granted to non-employees has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

6.

Stock Options  (continued)

	2005	2004
Risk-free interest rate	2.96%	3.00%
Dividend yield	0%	0%
Volatility	83%	67%
Approximate expected lives	2 years	3 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

Prior to January 1, 2004, the Company applied the intrinsic value method for options granted to employees and directors.  Had the fair value based method of accounting for stock-based compensation been used for options granted in 2002, the Company’s net loss and net loss per share would have been increased to the pro-forma amounts indicated below:

2003
Net (loss) for the period:
- as reported	$ (549,167)
- pro-forma	$ (666,331)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.04)

The weighted-average fair value of the option granted during the three month period ended March 31, 2005 was $0.74 using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.0%, dividend yield 0%, volatility of 86% and expected lives of approximately 3.25 years.

The following table sets forth the continuity of contributed surplus for the three month period ended March 31, 2005:

Opening balance, December 31, 2004	$ 488,221
Reallocation to share capital of the estimated fair value of 196,000 stock options recognized in prior periods that were exercised during the period ended March 31, 2005	(50,933)
Stock-based compensation expense during the period	60,844
Balance, March 31, 2005	498,132

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited – Prepared by Management)

7.

Related Party Transactions

(a)

The following expenses were accrued to directors and senior officers:

	March 31, 2005	December 31, 2004

Consulting fees	82,600	150,000

(b)

See Note 4 for particulars of the two convertible loans advanced by an officer and director of the Company.

8.

Subsequent Event

Subsequent to March 31, 2005:

(a)

the Company granted stock options to directors, officers, employees and consultants to purchase up to an aggregate of 1,027,500 common shares at exercise prices of $1.49 per share and $1.50 per share;

(b)

an aggregate of 84,500 common shares were issued upon exercise of stock options by various parties at exercise prices between $0.35 to $1.08, subsequent to March 31, 2005, for a total of $39,250; and

(c)

the share purchase warrants to purchase an additional 160,000 common shares at a price of $1.35 were exercised, raising an additional $216,000 for the Company.